

Mail Stop 3720

March 30, 2010

Mr. Raymond D. Andrews
Senior Vice president and Chief Financial Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, NJ 08086

      Re: Checkpoint Systems, Inc.
              Form 10-K for the year ended December 27, 2009
              Filed February 23, 2010
              File No. 1-11257

Dear Mr. Andrews:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7- Management's Discussion and Analysis of Financial Condition and results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Valuation of Long-lived Assets, page 16</u>

    We note that goodwill represents approximately 24% of total assets as of December 27, 2009. In light of the significance of your goodwill balance and the decline in revenue and gross profit during 2009, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us with your proposed disclosures to be included in your next Form 10-Q.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director